Exhibit 4.1
Execution Version
FIRST SUPPLEMENTAL INDENTURE
FIRST SUPPLEMENTAL INDENTURE, dated as of October 5, 2011 (this “First Supplemental Indenture”), by and between DigitalGlobe, Inc., a Delaware corporation (the “Company”), having its principal office at 1601 Dry Creek Drive Suite 260, Longmont, CO 80503, and U.S. Bank National Association, as trustee (the “Trustee”) to the Original Indenture (as defined below), having its principal corporate trust office at 950 17th Street — 12th Floor, Denver, CO 80202.
W I T N E S S E T H:
WHEREAS, the Company and the Trustee have heretofore executed and delivered an Indenture, dated as of April 28, 2009 (the “Original Indenture”), pursuant to which the Company has $355 million aggregate principal amount of 10.5% Senior Secured Notes due 2014 (the “Notes”) outstanding;
WHEREAS, Section 9.02 of the Original Indenture provides that the Company and the Trustee may, with certain exceptions, amend the Original Indenture with the consent of the Holders (as defined in the Original Indenture) of at least a majority of the aggregate principal amount of the Notes then outstanding;
WHEREAS, the Company has distributed an Offer to Purchase and Consent Solicitation Statement, dated as of September 21, 2011 (as amended from time to time, the “Offer to Purchase”), and accompanying Letter of Transmittal and Consent, dated as of September 21, 2011, to the Holders of the Notes seeking their consent to certain proposed amendments to the Original Indenture as described in the Offer to Purchase (the “Proposed Amendments”);
WHEREAS, the Holders of at least a majority of the aggregate principal amount of the outstanding Notes (other than affiliates of the Company) have duly consented to the Proposed Amendments;
WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to authorize and approve the Proposed Amendments; and
WHEREAS, the execution and delivery of this First Supplemental Indenture have been duly authorized by all necessary corporate action on the part of the Company and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with.
NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree, for the equal and ratable benefit of the Holders of the Notes, as follows:

ARTICLE I — AMENDMENTS
Section 1.1. Amendments to the Definitions in the Original Indenture and the Notes. Effective as of the Operative Time, any definitions used exclusively in the provisions of the Original Indenture or the Notes that are deleted pursuant to the amendments set forth below, and any definitions used exclusively within such definitions, are hereby deleted in their entirety from the Original Indenture or the Notes, as applicable, and all references in the Original Indenture or the Notes to paragraphs, Sections, Articles or other terms or provisions of the Original Indenture that have been otherwise deleted pursuant to this First Supplemental Indenture are deleted in their entirety or revised to conform herewith.
Section 1.2. Amendments to Article Four — Covenants. Effective as of the Operative Time (as defined below), the following Sections of the Original Indenture, and any corresponding provisions in the Notes, are each deleted in their entirety and replaced with the phrase "[Intentionally Omitted]”:

Existing Section Number	Caption
Section 4.04	Payment of Taxes and other Claims
Section 4.05	Maintenance of Properties and Insurance
Section 4.06	Limitation on Debt and Disqualified or Preferred Stock
Section 4.07	Limitation on Restricted Payments
Section 4.08	Limitation on Liens
Section 4.09	Limitation on Sale and Leaseback Transactions
Section 4.10	Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
Section 4.11	Guarantees by Restricted Subsidiaries
Section 4.12	Repurchase of Notes Upon a Change of Control
Section 4.13	Limitation on Asset Sales
Section 4.14	Limitation on Transactions with Affiliates
Section 4.15	Line of Business
Section 4.16	Maintenance of Satellite Insurance; Events of Loss
Section 4.17	Designation of Restricted And Unrestricted Subsidiaries
Section 4.18	Financial Reports
Section 4.20	Reports to Trustee
Section 4.21	Covenant Suspension
Section 1.3. Amendments to Article Five— Consolidation, Merger or Sale of Assets. Effective as of the Operative Time:
(a) clauses (2) and (3) of Section 5.01(a)(iii) of the Original Indenture and any corresponding provisions in the Notes are each deleted in their entirety and replaced with the phrase “[Intentionally Omitted]”; and
(b) Section 5.02 of the Original Indenture and any corresponding provisions in the Notes are each deleted in their entirety and replaced with the phrase “[Intentionally Omitted]”.

Section 1.4. Amendments to Article Six — Defaults and Remedies. Effective as of the Operative Time, Section 6.01 of the Original Indenture and any corresponding provisions in the Notes are hereby amended by:
(a) by deleting in their entirety each of paragraphs (4), (5), (6) and (9) thereof and replacing them with the phrase “[Intentionally Omitted]”; and
(b) by deleting the words “or any Restricted Subsidiary” and “or any of its Restricted Subsidiaries” each time they appear in clauses (7) and (8) thereof.
Section 1.5. Effectiveness. Subject to Section 2.1 hereof, this First Supplemental Indenture shall become effective as of the date hereof at such time as executed counterparts of this First Supplemental have been delivered by each party hereto to the other parties hereto. From and after the effective date of this First Supplemental Indenture, the Original Indenture and the Notes shall be supplemented in accordance herewith, and this First Supplemental Indenture shall form a part of the Original Indenture and the Notes for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Original Indenture shall be bound thereby.
ARTICLE II — MISCELLANEOUS
Section 2.1. Operative Date of Amendments to Original Indenture. The amendments to the Original Indenture and the Notes set forth in Article I of this First Supplemental Indenture shall not become operative until immediately prior to the first acceptance of Notes by the Company for payment pursuant to the Offer to Purchase (such time, the “Operative Time”).
Section 2.2. Original Indenture Remains in Full Force and Effect. Except as supplemented by this First Supplemental Indenture, all provisions in the Original Indenture and the Notes shall remain in full force and effect.
Section 2.3. References to First Supplemental Indenture. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this First Supplemental Indenture may refer to the Original Indenture without making specific reference to this First Supplemental Indenture, but nevertheless all such references shall include this First Supplemental Indenture unless the context requires otherwise.
Section 2.4. Conflict with Trust Indenture Act (the “TIA”). Except to the extent expressly provided in the Original Indenture, the Original Indenture incorporates and is governed by the provisions of the TIA that are required to be part of and to govern indentures qualified by the TIA. If any provision of this First Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Original Indenture as so modified or to be excluded by this First Supplemental Indenture, as the case may be.
Section 2.5. Separability. In case any provision in this First Supplemental Indenture is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 2.6. Terms Defined in the Original Indenture. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Original Indenture.
Section 2.7. Headings. The headings of the Articles and Sections of this First Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this First Supplemental Indenture and in no way modify or restrict any of the terms and provisions of this First Supplemental Indenture.
Section 2.8. Benefits of First Supplemental Indenture. Nothing in this First Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes any benefit of any legal or equitable right, remedy or claim under the Original Indenture, this First Supplemental Indenture or the Notes.
Section 2.9. Successors. All agreements of the Company or any Guarantor in this First Supplemental Indenture will bind its respective successors. All agreements of the Trustee in this First Supplemental Indenture will bind its successor.
Section 2.10. Certain Duties and Responsibilities of the Trustee. In entering into this First Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Original Indenture and the Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.
Section 2.11. Governing Law. This First Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.
Section 2.12. Counterpart Originals. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
Section 2.13. Confirmation. Each of the Company and the Trustee hereby confirms and reaffirms the Original Indenture in every particular except as amended and supplemented by this First Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

DIGITALGLOBE, INC
By:	/s/ Yancey L. Spruill
	Name:	Yancey L. Spruill
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

U.S. BANK NATIONAL ASSOCIATION as Trustee
By:	/s/ Leland Hansen
	Name:	Leland Hansen
	Title:	Vice President